NS Directorate Change

# APPOINTMENT OF NED

UNILEVER PLC

Released 16:44:29 19 July 2024

RNS Number : 1619X
Unilever PLC
19 July 2024

[19 July 2024] - Unilever PLC today announced that Benoît Potier has been appointed as a Non-Executive Director of the company, with effect from 1 January 2025. Benoît will join both the Audit Committee and the Corporate Responsibility Committee upon his appointment.

Benoît brings a wealth of experience across the industrials and consumer goods sectors, having held executive and non-executive positions at a number of major global businesses.

He served as Chief Executive Officer of Air Liquide, a multinational industrials company headquartered in Paris from 2001 to 2022, and he was appointed as Chairman of the Board in 2006, a position he continues to hold. He currently also serves as a Non-Executive Director on the Siemens AG Supervisory Board.

Previously he was a Non-Executive Director at Danone from 2003 to 2021, and a Non-Executive Director on the Supervisory Board of Michelin from 2003 to 2013.

Ian Meakins, Chair of Unilever, said: "I am delighted that Benoît has agreed to join the Board. He has a proven track record of success in global business, and we look forward to benefitting from his deep insight and extensive experience."

This announcement is made in accordance with Listing Rules 9.6.11R and 9.6.13R.

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